FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2020

(Amounts expressed in millions of Chilean Pesos)

EXECUTIVE SUMMARY

▪	Enel Chile will be the first electric utility in the country to complete its decarbonization process as a result of the retirement and disconnection of the Company’s three coal-fired power plants: Tarapacá (disconnected on December 31, 2019), Bocamina I (December 31, 2020) and Bocamina II (May 31, 2022). Consequently, renewable energy will represent 76.6% of the Company’s total installed capacity by the end of 2022 (8.8 GW).

▪	Net income attributable to the shareholders of Enel Chile S.A. reached a Ch$ 226,054 million loss as of September 2020 compared to a Ch$ 206,223 million profit for the same period of the previous year, mainly explained by the Ch$ 434,230 million greater impairment loss related to the decarbonization process and a Ch$ 121,118 million extraordinary income booked in March 2019 due to the early termination of the electricity supply contract signed by Enel Generación Chile with Anglo American Sur in 2016. Consequently, net income attributable to the shareholders of Enel Chile S.A. during Q3 2020 reached Ch$ 101,888 million, which represented a 35.2% reduction when compared to Q3 2019, mainly due to higher tax expenses and energy purchase costs.

▪	When excluding these extraordinary effects, net income attributable to the shareholders of Enel Chile S.A. declined 17.0% to Ch$ 260,167 million when compared to the Ch$ 313,431 million booked as of September 2019. When applying the same criterion to quarterly results, net profit decreased 33.6% from Ch$ 157,169 million for Q3 2019 to Ch$ 104,382 million for Q3 2020.

▪	Operating revenues reached Ch$ 1,947,465 million, a 6.7% reduction when compared to September 2019, mainly due to the extraordinary income booked in March last year as mentioned above, and also due to lower gas sales. During Q3 2020, operating revenues remained stable at Ch$ 659,959 million.

▪	Procurement and services costs reached Ch$ 1,091,318 million as of September 2020, a 3.2% increase when compared to September 2019, mainly explained by higher energy purchases in both electricity generation and distribution businesses. Similarly, procurement and services costs during Q3 2020 increased 6.7% to Ch$ 339,223 million mostly due to higher energy purchases.
•1•

▪	As a result of the factors previously mentioned, the Company’s EBITDA decreased 22.0% to Ch$ 631,756 million as of September 2020. When excluding the extraordinary effects, EBITDA decreased 5.9% when compared to September 2019. During Q3 2020, EBITDA reached Ch$ 234,119 million, a 12.6% reduction when compared to the same period of 2019. When excluding extraordinary effects, EBITDA decreased 11.2% to Ch$ 237,771 million when compared to Q3 2019.

▪	In early October 2020, Enel Chile began the construction of Domeyko, a new 204 MW photovoltaic power plant expected to generate 589 GWh per year. Domeyko is the fourth solar project under construction since August 2019, after Azabache (61 MW), the expansion of Finis Terrae (126 MW) and Campos del Sol (382 MW). These projects are part of the renewable projects portfolio that seek to add a total 2,000 MW of installed capacity by 2022. Half of that capacity is already under construction.

▪	Enel Green Power Chile (EGP Chile), an Enel Chile subsidiary, announced its intention to participate with AME and possibly partners ENAP, Siemens Energy and Porsche to install a pilot power plant to produce green hydrogen using an electrolyzer powered with wind energy. This pilot project, the first of its kind in Chile and one of the largest in Latin America, would be located in the Magallanes Region, north of Punta Arenas.

▪	In September 2020, Enel Chile’s subsidiary, Enel X Chile agreed on a strategic alliance with AMP Capital to promote electric public transportation in Chile. This alliance currently has a total 433 electric buses and the respective charging infrastructure in operation in Santiago that was developed by Enel X over the last two years as part of projects Transantiago 1, 2 and 3.

•2•

SUMMARY BY BUSINESS

Generation

▪	Net electricity generation reached 14,025 GWh as of September 2020, 12.1% less than the same period of 2019, while during Q3 2020 electricity generation reached 5,007 GWh, 8.7% less than Q3 2019. The above was mainly due to lower hydroelectric generation related to the drought that has affected Chile, although slightly less dry during Q3 2020, and also due to lower coal-fired generation during 2020.

▪	Physical energy sales amounted to 16,973 GWh as of September 2020, a 5.5% reduction mainly explained by lower physical sales to regulated customers (-1,607 GWh) partially offset by greater physical sales to unregulated customers (+800 GWh). The performance of Q3 was similar, although slightly better than Q2 2020. Q3 2020 physical energy sales amounted to 5,784 GWh, 4.7% less than the Q3 of last year due to lower physical sales to regulated customers (-488 GWh) partially compensated by greater physical sales to unregulated customers (+213 GWh). Worth mentioning in that these variations, both for the nine-month period and for Q3 of 2020, are related to the impact of the lockdowns declared in the Country’s main cities up until August and September due to the Covid-19 pandemic in addition to the effect of the customer migration.

▪	Operating revenues reached Ch$ 1,185,195 million as of September 2020, a 9.9% reduction mainly explained by the extraordinary income booked in March 2019 due to the early termination of the contracts with Anglo American Sur and also lower gas sales partially compensated by greater energy sales as a result of the positive effect of the average energy price when expressed in Chilean pesos. Operating revenues amounted to Ch$ 391,258 million during Q3 2020, similar to operating revenues for Q3 2019.

▪	Procurement and services costs remained stable reaching Ch$ 513,398 million as of September 2020, which represents a slight 0.4% increase due to greater energy purchase costs in the spot market compensated by lower transportation costs and lower fuel consumption costs. During Q3 2020, procurement and services costs increased 2.3% to Ch$ 132,486 million mainly due to higher energy purchases.

▪	As a result of the abovementioned, EBITDA of the generation business reached Ch$ 543,971 million, 19.5% less than the period ended September 2019. Similarly, EBITDA for the Q3 2020 decreased 6.3% to Ch$ 206,798 million.

•3•

	Cumulative			Quarterly
Physical Data	Sep-20	Sep-19	% Change	Q3 2020	Q3 2019	% Change

Total Sales (GWh)	16,973	17,953	(5.5%)	5,784	6,068	(4.7%)
Total Generation (GWh)	14,025	15,959	(12.1%)	5,007	5,485	(8.7%)

Distribution

▪	Physical sales reached 12,358 GWh as of September 2020, representing a 4.5% decrease when compared to the same period of the previous year, mainly explained by lower sales in the industrial and commercial customer segments, particularly during Q2 2020. During Q3 2020, physical sales decreased 5.3% when compared to Q3 2019 to 4,154 GWh as a consequence of the lockdowns declared in various counties within Santiago, although slightly better than Q2 2020 as a consequence of deconfinement that began in August and September.

▪	The total number of customers grew 1.7% to 1,996,446 as of September 2020, mainly residential and commercial customers. Energy losses increased from 4.9% to 5.2%.

▪	Operating revenues reached Ch$ 1,052,444 million as of September 2020, stable when compared to the same period of 2019, mainly due to lower energy sales offset by greater services revenues. During Q3 2020, operating revenues increased 1.0% to Ch$ 368,742 million due to greater services revenues.

▪	Procurement and services costs increased 2.8% to Ch$ 854,461 million as of September 2020, mainly due to higher electricity purchase costs due to a higher average purchase price when expressed in Chilean pesos. During Q3 2020, these costs increased 4.1% to Ch$ 304,062 million as a consequence of higher energy purchases and other variable procurement and services costs.

▪	Consequently, EBITDA of the distribution business decreased 18.0% when compared to September 2019 to Ch$ 118,043 million. During Q3 2020, EBITDA decreased 23.5% to Ch$ 36,119 million as a consequence of the lockdowns previously mentioned.

	Cumulative			Quarterly
Physical Data	Sep-20	Sep-19	% Change	Q3 2020	Q3 2019	% Change

Total Sales (GWh)	12,358	12,942	(4.5%)	4,154	4,388	(5.3%)
Number of Customers	1,996,446	1,963,156	1.7%	1,996,446	1,963,156	1.7%

•4•

FINANCIAL SUMMARY- ENEL CHILE

▪	Gross debt of the Company increased US$ 505 million to US$ 4,155 million when compared to September 2019. This variation is mainly explained by two bank loans with Enel Finance International (EFI) signed in January 2020 and March 2020 for US$ 200 million and US$ 400 million respectively. This was partially offset by the US$ 65 million amortization of Enel Generación Chile local bonds H and M, and US$ 24 million reduction in hedges of the Enel Generación Chile M bond and US$ 7 million reduction in leasing liabilities (IFRS 16).

▪	Liquidity available to Enel Chile is composed of the following:

•	Cash and cash equivalents US$ 510 million.
•	Undisbursed committed credit lines (*) US$ 483 million.

(*) includes two committed credit line with related parties for US$ 50 million and US$ 290 million of Enel Chile´s with EFI that are completely undisbursed.

▪	The average cost of Enel Chile’s debt in September 2020 decreased to 4.6% from 5.4% for the same period of 2019.

▪	Hedging and protection:

To mitigate the risks associated with exchange rate and interest rate variations, Enel Chile has established policies and procedures to protect its financial statements against the volatility of these variables.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore, we have cross currency swap and forward contracts that amount to US$ 674 million and US$ 250 million, respectively.

To reduce financial statement volatility caused by interest rate variations, the Enel Chile Group maintains an adequate debt structure balance. Therefore, the Company has interest rate swaps for US$ 700 million.

•5•

___________________________________________________________________

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

Regulatory Changes:

As part of the Social Agenda announced by the government, the Ministry of Energy published Law 21,185 (hereafter the “Tariff Stabilization Law”) in the Official Gazette on November 2, 2019. This Law creates a Temporary Regulated Customer Tariff Stabilization Mechanism that states that the price to charge regulated customers for electricity from July 1, 2019 through December 31, 2019 is to be equal to the prices in force during the first semester of 2019 (Decree 20T/2018). This stabilized price was named the “Stabilized Regulated Customer Price” PEC (in its Spanish acronym). From January 1, 2021 until the stabilization mechanism is suspended, the prices will be those defined in the tariff setting processes carried out every six months as established in Article 158 of the Electricity Law, but not to exceed the PEC adjusted by inflation according to the Consumer Price Index as of January 1, 2021, using the same date as base (adjusted PEC). The billing differences until 2023 are to be recorded as an account receivable in favor of generation companies, limited to a maximum US$ 1,350 million. The balance of these account receivables must be recovered by December 31, 2027.

On September 14, 2020, the National Energy Commission published Exempt Resolution 340 that modified the technical provisions regarding the implementation of the Tariff Stabilization Law. This Resolution clarified that the payment to each supplier “must be booked against the Balance in a chronological manner, beginning with the most dated to the most recent pending Balances”, and not weighted based on the total Balance pending payment as it had been interpreted by the Industry up to such date.

Additionally, this Resolution established that the payment of Balances is to be performed using the Observed Exchange Rate on the sixth working day following the day the Balance Payment Chart is published by the Coordinator, which replaces the average value of the dollar during the billing month that had been in force up to then.

On December 21, 2019, the Ministry of Energy issued Law 21,194 (“Distribution Short Law”) that reduces Distribution Companies’ Rate of Return and improves the electricity distribution tariff setting process. This Law eliminates the methodology that involved weighing the results of the VAD study performed by the CNE and the VAD study performed by distribution companies with a ratio of 2:3 and 1:3, respectively, and replaces it by using only the CNE’s study. The discount rate in the calculation of the annual investment cost was also modified. The previous 10% real annual pre-tax discount rate was replaced by a discount rate to be calculated by the CNE every four years that may not be less than an annual 6% nor greater than 8% after tax. This new methodology is to be applied in the following tariff setting process to begin November 4, 2020. The after-tax economic rate of return of distribution companies must not be two percentage points higher or three percentage points lower than the rate determined by the CNE. Additionally, as of January 2021, distribution companies must have the sole purpose to distribute electricity.

•6•

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation Segment

We carry out our generation business in Chile through our subsidiaries Enel Generación Chile and EGP Chile, which combined, have a total 7,303 MW gross installed capacity as of September 30, 2020. Enel Chile’s assets in the generation business are diversified, 65% of total installed capacity is renewable energy. Hydroelectric power amounts to 3,548 MW, thermal power that operate using gas, coal or fuel oil amounts to 2,580 MW, wind generation power amounts to 642 MW installed capacity, solar generation capacity amounts to 492 MW and geothermal power represents 41 MW installed capacity.

The following chart summarizes the accumulated and quarterly physical information of our generation business segment as of September 30, 2020 and 2019:

	Energy Sales (GWh)						Market share
	Cumulative			Quarterly			(%)
Markets in which participates	Sep-20	Sep-19	% Change	Q3 2020	Q3 2019	% Change	Sep-20	Sep-19

Sistema Eléctrico Nacional (SEN)	16,973	17,953	(5.5%)	5,784	6,068	(4.7%)	31.7%	33.5%

Distribution business

The distribution business is carried out by our subsidiary Enel Distribución Chile S.A., one of the largest electricity distribution companies in Chile in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity to 33 counties of the Metropolitan Region, including the concession areas of our subsidiaries Eléctrica de Colina Ltda. and Empresa de Transmisión Chena S.A., for an unlimited period of time. Its service area, from the Chilean tariff regulation perspective, is considered primarily a densely populated area.

The following chart summarizes the physical information of our distribution business segment for the period ended September 30, 2020 and 2019:

•7•

	Energy Sales						Energy Losses
	(GWh) (*)
	Cumulative			Quarterly			(%)
Physical Information	Sep-20	Sep-19	% Change	Q3 2020	Q3 2019	% Change	Sep-20	Sep-19

Distribution Business (*)	12,358	12,942	(4.5%)	4,154	4,388	(5.3%)	5.2%	4.9%
(*) Final sales to the customers and tolls are included.

Other Information	Sep-20	Sep-19	% Change

Number of Customers	1,996,446	1,963,156	1.7%
Customers/Employees	2,610	2,719	(4.0%)

The following chart shows the accumulated and quarterly electricity sales revenue per business segment and customer type as of September 30, 2020 and 2019:

	Cumulative Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Sep-20	Sep-19	Sep-20	Sep-19	Sep-20	Sep-19

Generation:	1,128,105	1,101,942	(295,072)	(288,099)	833,033	813,843
Regulated customers	649,731	756,848	(277,511)	(282,244)	372,220	474,604
Non regulated customers	452,159	325,217	(17,561)	-	434,598	325,217
Spot market	26,215	19,877	-	(5,855)	26,215	14,022
Other Clients	-	-	-	-	-	-
Distribution:	974,240	987,323	(920)	(2,227)	973,320	985,096
Residential	474,125	413,132	-	-	474,125	413,132
Commercial	283,257	340,204	-	-	283,257	340,204
Industrial	124,594	132,201	-	-	124,594	132,201
Other	92,264	101,786	(920)	(2,227)	91,344	99,559
Less: Consolidation adjustments	(295,992)	(290,326)	-	-	-	-

Total Energy sales	1,806,353	1,798,939	(295,992)	(290,326)	1,806,353	1,798,939

Million Chilean pesos variation in Ch$ and %	7,414	0.4%	-	-	7,414	0.4%

•8•

	Quarterly Figures
Energy Sales Revenues (Figures in Million Ch$)	Total Businesses		Structure and Adjustments		Total
	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019

Generation:	378,501	378,368	(102,538)	(106,244)	275,963	272,124
Regulated customers	222,846	296,622	(98,357)	(103,537)	124,489	193,085
Non regulated customers	144,282	70,990	(4,181)	-	140,101	70,990
Spot market	11,373	10,756	-	(2,707)	11,373	8,049
Other Clients	-	-	-	-	-	-
Distribution:	337,182	342,954	-	(547)	337,182	342,407
Residential	206,138	156,251	-	-	206,138	156,251
Commercial	72,466	130,436	-	-	72,466	130,436
Industrial	33,706	23,431	-	-	33,706	23,431
Other	24,872	32,836	-	(547)	24,872	32,289
Less: Consolidation adjustments	(102,538)	(106,791)	-	-	-	-

Total Energy sales	613,145	614,531	(102,538)	(106,791)	613,145	614,531

Million Chilean pesos variation in Ch$ and %	(1,386)	(0.2%)	-	-	(1,386)	(0.2%)

I. CONSOLIDATED FINANCIAL STATEMENT ANALYSIS

1.	STATEMENT OF COMPREHENSIVE INCOME ANALYSIS

Net income attributable to the shareholders of Enel Chile as of September 30, 2020, reached a Ch$ 226,054 million loss compared to a Ch$ 206,223 million profit during the same period of 2019, which represents a Ch$ 432,276 million reduction when compared to the same period of last year. Regarding the results of the Q3 2020, net profit attributable to the shareholders of Enel Chile reached Ch$ 101,888 million, a Ch$ 55,281 million less than Q3 2019.

The following chart compares the accumulated and quarterly figure of each item of the income statement as of September 30, 2020 and 2019:

•9•

	Cumulative Figures				Quarterly Figures
CONSOLIDATED INCOME STATEMENT (Million Ch$)	Sep-20	Sep-19	Change	% Change	Q3 2020	Q3 2019	Change	% Change

REVENUES	1,947,465	2,088,031	(140,566)	(6.7%)	659,959	661,967	(2,008)	(0.3%)
Sales	1,924,565	1,951,578	(27,014)	(1.4%)	655,663	656,669	(1,007)	(0.2%)
Other operating revenues	22,900	136,453	(113,552)	(83.2%)	4,296	5,297	(1,001)	(18.9%)
PROCUREMENT AND SERVICES	(1,091,318)	(1,057,496)	(33,822)	3.2%	(339,223)	(318,085)	(21,138)	6.7%
Energy purchases	(676,547)	(591,239)	(85,308)	14.4%	(223,112)	(193,073)	(30,039)	15.6%
Fuel consumption	(193,691)	(201,604)	7,913	(3.9%)	(56,306)	(57,909)	1,603	(2.8%)
Transportation expenses	(116,134)	(151,793)	35,659	(23.5%)	(34,418)	(45,091)	10,672	(23.7%)
Other variable procurement and service cost	(104,946)	(112,861)	7,915	(7.0%)	(25,386)	(22,012)	(3,375)	15.3%
CONTRIBUTION MARGIN	856,147	1,030,535	(174,388)	(16.9%)	320,736	343,881	(23,146)	(6.7%)
Other work performed by entity and capitalized	15,241	11,211	4,031	36.0%	4,191	4,097	94	2.3%
Employee benefits expense	(101,448)	(97,962)	(3,486)	3.6%	(36,120)	(34,963)	(1,157)	3.3%
Other fixed operating expenses	(138,185)	(134,154)	(4,031)	3.0%	(54,688)	(45,124)	(9,565)	21.2%
GROSS OPERATING INCOME (EBITDA)	631,756	809,630	(177,875)	(22.0%)	234,119	267,892	(33,773)	(12.6%)
Depreciation and amortization	(175,717)	(173,879)	(1,837)	1.1%	(52,532)	(57,775)	5,243	(9.1%)
Impairment loss (Reversal)	(695,826)	(278,611)	(417,215)	149.8%	-	(0)	0	N/A
Impairment loss (Reversal) for applying IFRS 9	(19,329)	(4,802)	(14,527)	N/A	(7,392)	(668)	(6,724)	N/A
OPERATING INCOME (EBIT)	(259,116)	352,338	(611,454)	(173.5%)	174,195	209,449	(35,254)	(16.8%)
NET FINANCIAL EXPENSE	(89,039)	(107,971)	18,932	(17.5%)	(28,721)	(32,227)	3,506	(10.9%)
Financial income	32,647	11,694	20,953	179.2%	19,663	3,432	16,231	N/A
Financial costs	(114,148)	(109,805)	(4,343)	4.0%	(40,044)	(33,231)	(6,812)	20.5%
Gain (Loss) for indexed assets and liabilities	786	(3,587)	4,372	(121.9%)	2,159	(989)	3,147	N/A
Foreign currency exchange differences, net	(8,324)	(6,274)	(2,050)	32.7%	(10,499)	(1,440)	(9,060)	N/A
OTHER NON-OPERATING RESULTS	2,489	2,432	56	2.3%	2,432	220	2,212	N/A
Net Income from other investments	94	262	(168)	(64.0%)	-	(8)	8	(100.0%)
Net Income from Sale of Assets	-	1,531	(1,531)	(100.0%)	-	97	(97)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	2,394	639	1,755	N/A	2,432	131	2,301	N/A
NET INCOME BEFORE TAXES	(345,666)	246,800	(592,466)	N/A	147,907	177,442	(29,535)	(16.7%)
Income Tax	105,962	(27,145)	133,107	N/A	(37,947)	(10,135)	(27,812)	N/A

NET INCOME	(239,704)	219,655	(459,359)	N/A	109,960	167,307	(57,347)	(35.2%)
Shareholders of the parent company	(226,054)	206,223	(432,276)	N/A	101,888	157,169	(55,281)	(35.2%)
Non-controlling interest	(13,651)	13,432	(27,083)	N/A	8,072	10,138	(2,066)	(20.4%)

Earning per share (Ch$ /share)*	(3.27)	2.98	(6.25)	N/A	1.47	2.27	(0.80)	(35.2%)

(*) As of September 30, 2020 and September 30, 2019 the average number of paid and subscribed shares was 69,166,557,220.

EBITDA:

The consolidated EBITDA of Enel Chile amounted to Ch$ 631,756 million as of September 30, 2020, which represents a 22% reduction when compared to Ch$ 809,630 million booked the same period of the previous year. This reduction is primarily explained by lower operating revenues from the generation business primarily related to the extraordinary income recorded in March 2019 due to the early termination of 3 energy supply contracts with Anglo American Sur and lower gas sales.

Consolidated EBITDA for the Q3 2020 amounted to Ch$ 234,119 million, which represents a Ch$ 33,773 million reduction when compared to Q3 2019 mainly explained by higher operating costs in the Generation and Distribution businesses.

•10•

Accumulated and quarterly operating revenues, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the periods ended September 30, 2020 and 2019, are presented below:

	Cumulative Figures				Quarterly Figures
EBITDA, BY BUSINESS SEGMENT (Figures in Million Ch$)	Sep-20	Sep-19	Change	% Change	Q3 2020	Q3 2019	Change	% Change

Generation business revenues	1,185,195	1,315,538	(130,343)	(9.9%)	391,258	392,498	(1,240)	(0.3%)
Distribution business revenues	1,052,444	1,051,683	761	0.1%	368,742	364,999	3,743	1.0%
Less: consolidation adjustments and other activities	(290,174)	(279,190)	(10,983)	3.9%	(100,041)	(95,531)	(4,511)	4.7%
Total Consolidated Revenues	1,947,465	2,088,031	(140,566)	(6.7%)	659,959	661,967	(2,008)	(0.3%)

Generation business costs	(513,398)	(511,373)	(2,025)	0.4%	(132,486)	(129,452)	(3,034)	2.3%
Distribution business costs	(854,461)	(831,180)	(23,281)	2.8%	(304,062)	(292,190)	(11,872)	4.1%
Less: consolidation adjustments and other activities	276,541	285,057	(8,516)	(3.0%)	97,325	103,557	(6,232)	(6.0%)
Total Consolidated Procurement and Services Costs	(1,091,318)	(1,057,496)	(33,822)	3.2%	(339,223)	(318,085)	(21,138)	6.7%

Personnel Expenses	(41,017)	(42,881)	1,864	(4.4%)	(15,910)	(14,690)	(1,220)	8.3%
Other expenses by nature	(86,810)	(85,602)	(1,208)	1.4%	(36,065)	(27,616)	(8,449)	30.6%
Total Generation business	(127,826)	(128,483)	657	(0.5%)	(51,974)	(42,306)	(9,668)	22.9%
Personnel Expenses	(19,959)	(20,077)	118	(0.6%)	(7,101)	(6,430)	(671)	10.4%
Other expenses by nature	(59,981)	(56,477)	(3,504)	6.2%	(21,460)	(19,188)	(2,272)	11.8%
Total Distribution business	(79,940)	(76,554)	(3,386)	4.4%	(28,561)	(25,618)	(2,943)	11.5%
Less: consolidation adjustments and other activities	(16,625)	(15,867)	(758)	4.8%	(6,082)	(8,066)	1,984	(24.6%)

EBITDA, by business segment
Generation business EBITDA	543,971	675,682	(131,711)	(19.5%)	206,798	220,741	(13,943)	(6.3%)
Distribution business EBITDA	118,043	143,949	(25,906)	(18.0%)	36,119	47,191	(11,072)	(23.5%)
Less: consolidation adjustments and other activities	(30,258)	(10,001)	(20,257)	N/A	(8,798)	(40)	(8,758)	N/A

TOTAL ENEL CHILE CONSOLIDATED EBITDA	631,756	809,630	(177,875)	(22.0%)	234,119	267,892	(33,773)	(12.6%)

Generation Business EBITDA:

EBITDA of our Generation Business Segment reached Ch$ 543,971 million as of September 30, 2020, which represents a Ch$ 131,711 million, or 19.5%, reduction when compared to the same period of 2019. EBITDA of this business segment during Q3 2020 dropped 6.3% when compared to the same quarter of last year. The main variables that explain this result are described below:

▪	Operating revenues amounted to Ch$ 1,185,195 million as of September 30, 2020, which represents a Ch$ 130,343 million, or 9.9% reduction when compared to the same period of the previous year, mainly due to the following:

-	A Ch$ 112,054 million reduction in other operating revenues, mainly due to Ch$ 121,118 million extraordinary income recorded in 2019 due to the early termination of 3 energy supply contracts with Anglo American Sur, which was offset by (i) greater insurance revenue for Ch$ 6,743 million greater revenue;
•11•

and (ii) greater revenue from temporary facility rentals amounting to Ch$ 1,021 million.

-        A Ch$ 42,443 million reduction in other sales, mainly due to lower gas sales.

The above was partially offset by:

-        Greater energy sales amounting to Ch$ 25,934 million, mainly explained by: (i) the positive effect of a higher average sales price when expressed in Chilean pesos due to the depreciation of the local currency-US dollar exchange rate during the period amounting to Ch$ 90,074 million; (ii) a Ch$ 13,612 million increase in revenue from commodity hedges; and (iii) a Ch$ 12,781 million increase in revenue from supplementary services related to service quality and safety. These effects were partially offset by a 980 GWh reduction in physical sales amounting to Ch$ 87,311 million (-1,607 GWh to regulated customers, -173 GWh to the spot market partially offset by a +800 GWh increase in physical sales to unregulated customers), significantly related to the lockdowns declared in the country’s main cities due the COVID 19 pandemic, and also the effect of customer migration.

-	Regarding Q3 2020, operating revenues amounted to Ch$ 391,258 million, which represents a Ch$ 1,240 million reduction, or 0.3%, when compared to the same quarter of 2019. This variation is mainly explained by a Ch$ 1,968 million reduction in other services related to tolls, partially offset by a Ch$ 962 million increase in other sales, namely greater gas sales.

▪	Operating costs reached Ch$ 513,398 million as of September 30, 2020, a slight 0.4% increase equivalent to Ch$ 2,025 million, when compared to the same period of 2019 due to the following:

-	A Ch$ 59,260 million increase in electricity purchases, mainly explained by higher physical purchases in the spot market (+1,314 GWh) due to lower hydroelectric generation (-1,012 GWh) because of the country’s hydrological conditions and also lower thermal dispatch (-851 GWh) primarily related to lower coal-fired electricity generation.

The above was partially offset by:

-	A Ch$ 37,034 million reduction in transportation costs, primarily explained by: (i) lower tolls for Ch$ 43,489 million due to a lower Equivalent Transmission Charge, CET (in its Spanish acronym), in the national system’s feed-in toll for Ch$ 28,253 million and a Ch$ 15,898 million reduction in the zonal transmission system’s AAT (Spanish acronym for harmonization adjustment tariff) cost; and (ii) lower gas transportation costs for Ch$ 5,856 million mainly explained by lower gas purchases from Argentina. The aforementioned was partially offset by a Ch$ 12,342 million increase in regasification costs.
•12•

-	Other procurement and services costs decreased Ch$ 12,289 million, mainly due to lower gas commercialization costs for Ch$ 27,316 million, partially offset by: (i) a higher cost of commodity hedging transactions amounting to Ch$ 14,127 million and (ii) higher thermal emission taxes for Ch$ 1,114 million.

-	Fuel consumption costs declined Ch$ 7,913 million mainly due to lower coal consumption costs for Ch$ 45,481 million related to lower coal-fired thermal generation and a lower purchase price of coal during the period, which was offset by: (i) a Ch$ 15,942 million impairment loss on coal inventories for the discontinued operations of Bocamina II booked in Q2 2020; (ii) a higher cost of commodity hedging amounting to Ch$ 15,663 million; (iii) higher gas consumption costs for Ch$ 4,139 million related to greater gas-fired electricity generation despite the lower price of gas purchases; and (iii) a Ch$ 1,615 million increase in fuel oil consumption.

During Q3 2020, Operating Costs increased Ch$ 3,034 million to Ch$ 132,486 million, representing a 2.3% increase when compared to the same quarter of 2019. This variation is mainly due to a Ch$ 12,484 million increase in energy purchases as a consequence of greater physical spot market energy purchases (+254 GWh). The aforementioned was partially compensated by: (i) lower transportation costs for Ch$ 6,562 million, mainly lower tolls; (ii) a Ch$ 1,603 million reduction in fuel consumption costs, mainly the Ch$ 17,523 million lower coal consumption costs offset by higher commodity hedging costs for Ch$ 15,663 million; and (iii) a reduction in other procurement and services costs for Ch$ 1,284 million mostly due to lower taxes on emissions from thermal power plants.

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 41,017 million as of September 30, 2020, a Ch$ 1,864 million reduction when compared to the same period of 2019, mainly due to a Ch$ 2,600 million increase in the capitalization of employee costs primarily related to EGP Chile Group’s renewable projects that began in 2020. This variation was partially offset by: (i) a Ch$ 463 million increase in post-employment benefits and other benefits; and (ii) a Ch$ 272 million increase in salaries as a consequence of a higher number of employees.

In Q3 2020 personnel expenses (after capitalized personnel costs) reached Ch$ 15,910 million, representing a Ch$ 1,220 million increase when compared to the same period of 2019, mainly due an increase in salaries as a consequence of a higher number of employees.

•13•

▪	Other expenses as of September 30, 2020, amounted to Ch$ 86,810 million, a Ch$ 1,208 million increase when compared to the same period of last year, mainly due to: (i) a Ch$ 4,170 million increase in technical support and management services; (ii) a Ch$ 1,448 million increase in the cost of materials and other supplies; and (iii) a Ch$ 1,045 million increase in professional services costs. The aforementioned was partially compensated by: (i) a Ch$ 2,484 million reduction in maintenance and repair services expenses; (ii) a a Ch$ 1,930 million reduction in outsourced services; and (iii) lower indemnities and penalties for Ch$ 1,038 million.

Other expenses during Q3 2020 amounted to Ch$ 36,065 million, a Ch$ 8,449 million increase when compared to the same quarter of last year, mainly due to: (i) higher maintenance and repair services expenses for Ch$ 3,264 million; (ii) higher materials and other supplies purchases for Ch$ 2,029 million; (iii) a Ch$ 1,360 million increase in technical support and management services; (iv) a Ch$ 534 million increase in insurance premiums; (v) a Ch$ 516 million increase in professional services; and (vi) higher expenses on permits and other taxes for Ch$ 408 million.

Distribution Business EBITDA:

EBITDA of our Distribution Business Segment reached Ch$ 118,043 million for the nine-month period ended September 30, 2020, which represents a Ch$ 25,906 million, or 18%, reduction when compared to the same period of last year. EBITDA for Q3 2020 declined 23.5% when compared to the same quarter of 2019. The main variables that explain this outcome are described below:

▪	Operating revenues for the nine-month period ended September 30, 2020 amounted to Ch$ 1,052,444 million, stable when compared to the same period of 2019. The slight Ch$ 761 million increase is mainly due to the following:

-        A Ch$ 15,589 million increase in other services revenues, mainly higher tolls in the zonal transmission segment amounting to Ch$ 16,662 million, partly offset by lower revenue form the construction of customer connections for Ch$ 1,074 million.

The above was partially offset by:

-        Lower energy sales revenues amounting to Ch$ 13,083 million primarily as the result of lower physical energy sales (-584 GWh) equivalent to Ch$ 44,574 million mainly in the commercial and industrial customer segments, particularly during Q2 due to the effect of the lockdowns in various counties within Santiago as a consequence of the COVID-19 pandemic. This was partially offset by a higher average sales price when expressed in Chilean pesos leading to a Ch$ 31,491 million greater exchange rate effect.

•14•

-        Lower other sales revenue for Ch$ 1,512 million mainly due to lower non recurrent Enel X Chile retail material sales in 2019 for Ch$ 2,062 million partly compensated by an increase in unregulated business services revenue, such as the relocation of customer connections and networks, for Ch$ 550 million.

Operating revenues for Q3 2020 amounted to Ch$ 368,742 million, a Ch$ 3,743 million increase, equivalent to 1%, when compared to the same quarter of 2019 mainly due to: (i) higher other services revenue for Ch$ 6,734 million, primarily higher tolls in the zonal transmission segment amounting to Ch$ 8,001 million, offset by lower revenue related to the construction of customer connections for Ch$ 1,266 million; (ii) greater other sales revenue for Ch$ 1,656 million, mainly related to electricity network relocations for Ch$ 873 million and other services for Ch$ 598 million; and (iii) greater other operating revenue for Ch$ 1,124 million from other non-regulated businesses. These effects were offset, to a significant extent, by a Ch$ 5,770 million reduction in energy sales mainly due to a Ch$ 18,280 million reduction in physical energy sales (-234 GWh) due to the effect of the lockdowns as a consequence of the COVID-19 pandemic although slightly better than Q2, partially compensated by a higher average sales price when expressed in Chilean pesos for Ch$ 12,512 million.

▪	Operating costs as of September 30, 2020 reached Ch$ 854,461 million, a Ch$ 23,281 million increase, or 2.8%, due to:

-	Greater energy purchases for Ch$ 25,234 million mainly explained by a higher average energy purchase price for Ch$ 58,937 million, partially offset by lower physical purchases during the period (-582 GWh) amounting to Ch$ 33,705 million.

These effects were partially offset by:

-	Lower other procurement and services costs for Ch$ 2,024 million, explained by 2019 non recurrent Enel X Chile S.A. retail material sales for Ch$ 2,062 million.

Operating costs for Q3 2020 amounted to Ch$ 304,062 million, a Ch$ 11,872 million increase when compared to Q3 2019. This variation is mainly due to greater energy purchases amounting to Ch$ 10,664 million primarily as a result of a higher average purchase price amounting to Ch$ 24,769 million, partially offset by lower physical energy purchases (-236 GWh) during the period equivalent to Ch$ 14,105 million related to lower sales during Q3.

•15•

▪	Personnel expenses (after capitalized personnel costs) reached Ch$ 19,959 million for the period ended September 30, 2020, similar to the same period ended September 2019. The slight Ch$ 118 million reduction is mainly due to: (i) greater personnel costs capitalization related to investment projects for Ch$ 1,335 million; and (ii) lower severance payments related to retirement plans performed in 2019 and other benefits for Ch$ 467 million. These effects were offset by higher expenses related to the number of employees as a consequence of the distribution business technical norm amounting to Ch$ 1,557 million.

Personnel expenses (after capitalized personnel costs) for Q3 2020 remained stable when compared to Q3 2019, increasing Ch$ 651 million primarily related to the number of employees as a consequence of the distribution business technical norm.

▪	Other expenses for the nine month period ended September 30, 2020 increased to Ch$ 59,981 million, a Ch$ 3,504 million increase when compared to September 2019, mainly due to: (i) higher technical support and administrative services for Ch$ 1,829 million; and (ii) higher operations and maintenance costs for Ch$ 1,675 million related to customer service (call center) and insurance premiums.

Other expenses for Q3 2020 increased Ch$ 2,272 million due to higher operations and maintenance costs related to customer service (call center).

Depreciation, Amortization and Impairment:

The following table summarizes the accumulated and quarterly figures of Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by segment as of September 30, 2020 and 2019.

•16•

	Cumulative Figures (Figures in million Ch$)
	Sep-20			Sep-19
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	543,971	(838,365)	(294,394)	675,682	(423,423)	252,259
Distribution business	118,043	(51,994)	66,049	143,949	(33,214)	110,735
Less: consolidation adjustments and other activities	(30,258)	(513)	(30,771)	(10,001)	(655)	(10,656)

TOTAL ENEL CHILE CONSOLIDATED	631,756	(890,872)	(259,116)	809,630	(457,292)	352,338

	Quarterly Figures (Figures in million Ch$)
	Q3 2020			Q3 2019
BUSINESS SEGMENT	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
Generation business	206,798	(41,209)	165,589	220,741	(48,129)	172,612
Distribution business	36,119	(18,616)	17,503	47,191	(10,363)	36,827
Less: consolidation adjustments and other activities	(8,798)	(99)	(8,897)	(40)	50	10

TOTAL ENEL CHILE CONSOLIDATED	234,119	(59,924)	174,195	267,892	(58,443)	209,449

Depreciation, amortization and impairment costs amounted to Ch$ 890,872 million, for the nine-month period ended September 30, 2020, a Ch$ 433,579 million increase when compared to the same period of the previous year. This variation is mainly explained by:

-	A Ch$ 414,942 million greater expense in the Generation Business Segment due to: (i) a Ch$ 418,078 million greater expense in Enel Generación Chile due to the Ch$ 695,826 million impairment loss related to the coal power plant Bocamina II booked as of June 2020 compared to the Ch$ 195,809 million impairment loss for the Tarapacá coal power plant and Ch$ 81,939 million impairment loss of Bocamina 1 coal power plant, both booked in June 2019, all within the framework of the Group’s decarbonization plan.

This effect is partially offset by Ch$ 3,200 million lower depreciation and amortization, mainly a lower expense in Enel Generación Chile Group for Ch$ 13,321 million primarily related to the lower depreciation of the coal-fired power plants impaired in 2019 and 2020 for a total Ch$ 12,109 million, compensated by greater depreciation of EGP Chile Group for Ch$ 10,121 million due to higher investments and exchange rate effects.

-	A Ch$ 18,780 million greater expense in the Distribution Business Segment mainly due to: (i) a Ch$ 13,578 million higher impairment loss of trade accounts receivables related to higher commercial debt primarily caused by the COVID-19 pandemic; (ii) higher intangible amortization related to software for Ch$ 3,319 million; and (iii) a Ch$ 1,961 million increase in fixed asset depreciation.
•17•

During 3Q 2020, depreciation, amortization and impairment expenses amounted to Ch$ 59,924 million, a Ch$ 1,481 million increase when compared to the same quarter of 2019 due to a Ch$ 6,724 million increase in impairment losses of trade accounts receivables related to higher commercial debt primarily in the Distribution Business. This effect was offset by lower depreciation and amortization for Ch$ 5,243 million significantly explained by the Ch$ 8,972 million lower depreciation of Central Bocamina II power plant that was impaired as of June 2020, compensated by greater depreciation and amortization from EGP Chile Group for Ch$ 1,619 million and a higher expense in the Distribution Business Segment for Ch$ 1,786 million.

Non-Operating Income:

The following chart presents Enel Chile’s accumulated and quarterly consolidated non-operating income as of September 30, 2020, and 2019:

	Cumulative Figures				Quarterly Figures
NON OPERATING INCOME (Figures in million Ch$)	Sep-20	Sep-19	Change	% Change	Q3 2020	Q3 2019	Change	% Change

Financial income	32,647	11,694	20,953	179.2%	19,663	3,432	16,231	N/A
Financial costs	(114,148)	(109,805)	(4,343)	4.0%	(40,044)	(33,231)	(6,812)	20.5%
Gain (Loss) for indexed assets and liabilities	(8,324)	(6,274)	(2,050)	32.7%	(10,499)	(1,440)	(9,060)	N/A
Foreign currency exchange differences, net	786	(3,587)	4,372	(121.9%)	2,159	(989)	3,147	N/A
NET FINANCIAL EXPENSE ENEL CHILE	(89,039)	(107,971)	18,932	(17.5%)	(28,721)	(32,227)	3,506	(10.9%)

Net Income from other investments	94	262	(168)	(64.0%)	-	(8)	8	(100.0%)
Net Income from Sale of Assets	-	1,531	(1,531)	(100.0%)	-	97	(97)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	2,394	639	1,755	N/A	2,432	131	2,301	N/A
OTHER NON-OPERATING RESULTS	2,489	2,432	56	2.3%	2,432	220	2,212	N/A

NET INCOME BEFORE TAXES	(345,666)	246,800	(592,466)	N/A	147,907	177,442	(29,535)	(16.7%)
Income Tax	105,962	(27,145)	133,107	N/A	(37,947)	(10,135)	(27,812)	N/A

NET INCOME OF THE PERIOD	(239,704)	219,655	(459,359)	N/A	109,960	167,307	(57,347)	(34.3%)
Attributable to Shareholders of the parent company	(226,054)	206,223	(432,276)	N/A	101,888	157,169	(55,281)	(35.2%)
Attributable to Non-controlling interest	(13,651)	13,432	(27,083)	N/A	8,072	10,138	(2,066)	(20.4%)

Net Financial Result

The consolidated net financial income of Enel Chile, as of September 30, 2020, amounted to a Ch$ 89,039 million loss, which represents a Ch$ 18,932 million improvement when compared to the Ch$ 107,971 million loss booked for the same period of 2019. Regarding Q3 2020, net financial income declined 10.9% reaching a Ch$ 28,721 million loss. These results are primarily explained by the following:

•18•

Financial income increased Ch$ 20,953 million mainly explained by: (i) income related to the Tariff Stabilization Law amounting to Ch$ 16,555 million, of which Ch$ 11,887 million represents the impact of changes to the technical provisions established to implement such Law determined by the National Energy Commission through CNE Exempt Resolution 340 issued in September 2020; (ii) greater financial income related to customer account refinancing for Ch$ 4,082 million; and (iii) greater income on short term fixed income investments amounting to Ch$ 679 million.

During the Q3 2020, financial income increased Ch$ 16,231 million when compared to the same quarter of 2019, mainly due to: (i) greater interest income related to the Tariff Stabilization Law amounting to Ch$ 13,368 million, of which Ch$ 11,887 million represents the impact of the implementation of Exempt Resolution 340; (ii) greater financial income related to customer account refinancing for Ch$ 1,384 million; and (iii) greater income on short term fixed income investments amounting to Ch$ 1,018 million.

Financial expenses increased Ch$ 4,343 million, primarily explained by (i) higher interest on bonds amounting to Ch$ 5,641 million related to exchange rate and indexation effect; (ii) higher interest on derivative contracts amounting to Ch$ 5,363 million; (iii) greater expenses related to the Tariff Stabilization Law amounting to Ch$ 4,596 million, of which Ch$ 3,206 million represents the impact of the implementation of Exempt Resolution 340; and (iv) Ch$ 1,163 million higher interest expenses with related parties for a loan with EFI. These effects were partially offset by: (i) lower interest related to bank debt amounting to Ch$ 6,102 million mainly as a consequence of the payment of Ch$ 213,759 million in Enel Chile debt and US$ 100 million EGP Chile debt (approx. Ch$ 78,815 million); (ii) lower bank fees and expenses for Ch$ 2,637 million; (iii) lower financial expenses on factoring contracts for Ch$ 2,007 million; and (iv) lower other financial expenses for Ch$ 1,673 million related to supplier accounts, financial leasing, among others.

During Q3 2020, financial expenses increased Ch$ 6,812 million when compared to the same quarter of 2019 mainly due to: (i) higher interest on derivative contracts amounting to Ch$ 2,822 million; (ii) greater expenses related to the Tariff Stabilization Law amounting to Ch$ 3,636 million, of which Ch$ 3,206 million represents the impact of the implementation of Exempt Resolution 340; and (iii) Ch$ 1,912 million higher interest expenses with related parties for a loan with EFI. These effects were offset by: (i) lower interest on bank loans for Ch$ 1,673 million; and (ii) lower bank fees and expenses for Ch$ 436 million.

Income related to indexation increased Ch$ 4,372 million, primarily due to Ch$ 2,251 million lower losses caused by IAS 29 “Financial Reporting in Hyperinflationary Economies” on the branch of our subsidiary Enel Generación Chile located in Argentina and higher income on financial debt and derivative instruments for Ch$ 2,293 million.

•19•

During Q3 2020, income related to indexation represented a Ch$ 3,147 million gain when compared to the same quarter of 2019, primarily due to higher income related to indexation on: (i) financial debt and derivative instruments for Ch$ 1,940 million; and (ii) trade account receivables and other account receivables for Ch$ 1,405 million.

The loss from exchange rate differences increased Ch$ 2,050 million, mainly due to greater negative exchange rate difference on: (i) trade account payables for Ch$ 17,937 million that includes the Ch$ 1,680 million effect related to the Tariff Stabilization Law, (ii) financial debt and derivatives for Ch$ 6,515 million. The aforementioned was partially offset by positive exchange rate difference on: (i) trade account receivables for Ch$ 17,456 million that includes the Ch$ 6,688 million effect related to the Tariff Stabilization Law that set the US dollar as the currency for the accounts receivables of pending billings to regulated customers; (ii) cash and cash equivalents for Ch$ 2,497 million; and (iii) other financial assets for Ch$ 2,174 million.

During Q3 2020, the loss from exchange rate differences increased Ch$ 9,060 million, when compared to the same quarter of 2019 primarily due to: (i) trade accounts receivables for Ch$ 25,667 million that include the Ch$ 11,639 million negative effect related to the Tariff Stabilization Law; (ii) other financial assets for Ch$ 3,136 million; and (iii) cash and cash equivalents for Ch$ 4,266 million. The aforementioned was partially offset by the positive effects on trade accounts payables for Ch$ 25,168 million that include the Ch$ 3,319 million positive effect related to the Tariff Stabilization Law.

Corporate Taxes

Corporate income tax reached a Ch$ 105,962 million profit as of September 30, 2020, a Ch$ 133,107 million increase when compared to the same period of the previous year, primarily explained by: (i) a Ch$ 112,881 million income increase due to the higher impairment loss booked in 2020 as a consequence of the decarbonization plan promoted by the Group; (ii) a Ch$ 32,702 million expense reduction due to the extraordinary income in 2019 generated by the early termination of the 3 energy supply contracts with Anglo American Sur, and (iii) a Ch$ 15,324 million reduction in income tax due to the Group’s lower net income. The above mentioned was partially offset by a Ch$ 29,269 million greater tax expense related to goodwill resulting from the merger of Gas Atacama Chile with Gasoducto Atacama Argentina in 2019.

•20•

Regarding the 3rd quarter 2020, corporate income tax reached a Ch$ 37,947 million expense, a Ch$ 27,812 million greater expense than the same quarter of 2019 primarily due to the Ch$ 29,269 million greater tax expense related to goodwill resulting from the merger of Gas Atacama Chile with Gasoducto Atacama Argentina in 2019.

•21•

2.	BALANCE SHEET ANALYSIS

ASSETS (Figures in million Ch$)	Sep-20	Dec-19	Change	% Change

Current Assets	1,083,670	1,018,213	65,457	6.4%
Non Current Assets	6,841,547	6,839,775	1,772	0.0%

Total Assets	7,925,217	7,857,988	67,229	0.9%

Total assets of the Company as of September 30, 2020, increased Ch$ 67,229 million, or 0.9%, when compared to total assets as of December 31, 2019, mainly due to the following:

Current Assets increased Ch$ 65,457 million as of September 30, 2020. The variations in the main categories are presented below:

•       Cash and cash equivalents increased Ch$ 166,234 million, mainly explained by the following cash inflows: (i) customer collections net of payments to suppliers for Ch$ 699,879 million; and (ii) loans from related companies for Ch$ 484,520 million. These cash inflows were partially offset by the following cash outflows: (i) purchase of property, plant and equipment for Ch$ 398,648 million; (ii) dividend payments for Ch$ 310,307 million; (iii) employee-related payments for Ch$ 102,958 million; (iv) interest payments on loans for Ch$ 83,468 million; (v) net cashflow related to insurance policies for Ch$ 23,111 million (vi) purchase of intangible assets for Ch$ 18,436 million; (vii) amortization of bonds for Ch$16,030 million; and (viii) other cash outflows for Ch$ 65,207 million.

•	Other Non financial Current Assets decreased Ch$ 11,873 million, mainly due to lower value added tax credits for Ch$ 10,820 million.

•	Current trade accounts receivables and other acounts receivables increased Ch$ 40,115 million, mainly explained by: (i) greater trade accounts receivables for Ch$ 31,513 million due to an increase in the days of accounts receivables of Distribution Business regulated customers related to the COVID-19 pandemic; and (ii) an increase in other accounts receivables for Ch$ 16,426 million mainly related to advance payments to suppliers and other creditors. These effects were partially offset by a reduction in financial leasing receivables for Ch$ 5,825 million mainly due to the sale of the financial leasings of Enel X Chile electric buses to an associate company ENEL AMPCI Ebus Chile SpA.

•	Current related party accounts receivables decreased Ch$ 36,422 million, mainly due to: (i) lower GNL Chile S.A. accounts receivables for Ch$ 25,225 million related to advance payments for gas purchases, and (ii) lower Enel Global Trading SpA receivables for Ch$ 10.772 million related to gas sales and commodity derivative transactions.
•22•

•	Inventory decreased Ch$ 16,733 million, mainly due to a Ch$ 12,176 million reduction in coal inventory and lower spare parts and other supplies for Ch$ 4,884 million, significantly related to the disconnection of the Bocamina II coal generation unit whose impairment was booked in Q2 2020.

•       Current tax assets decreased Ch$ 77,490 million, mainly due to a reduction in tax credits related to retained earnings for Ch$ 66,043 million and a reduction in monthly employee related payments for Ch$ 8,790 million.

Non-Current Assets increased Ch$ 1,772 million as of September 30, 2020 when compared to December 31, 2019. The variations in the main categories are presented below:

•	Other non-current financial assets increased Ch$ 24,646 million mainly explained by: (i) a Ch$ 21,523 million increase in value added tax credits and other taxes mainly in the EGP Chile Group; and (ii) an increase in the reclassification of spare parts from short term to long term amounting to Ch$ 1,949 million (programming inventory to be consumed in over twelve months).

•	Trade accounts receivables and other non-current accounts receivables increased Ch$ 112,641 million mainly explained by: (i) a Ch$ 91,607 million and Ch$ 77,378 million increase in trade accounts receivables of Distribution and Generation Business Segments, respectively, mainly due to pending tariff adjustments related to the Tariff Stabilization Law published in 2019. This was partly offset by the reduction of financial leasing accounts receivables for Ch$ 59,637 million related to the sale of the financial leasings of Enel X Chile electric buses to an associate company Enel AMPCI Ebus Chile SpA.

•       Non-current related party accounts receivables increased Ch$ 19,204 million mainly explained by greater accounts receivables related to advance payments for gas purchases to GNL Chile S.A.

•	Investments accounted for using the equity method increased by Ch$ 5,127 million, mainly due to (i) a Ch$ 2,765 million increase in investments as a result of the purchase of a 20% shareholding in the associate company Enel AMPCI Ebus Chile S.A.; and (ii) the participation in the period’s profit of associate companies and partnerships amounting to Ch$ 2,394 million.

•	Ch$ 5,291 million increase in intangible assets other than goodwill, mainly explained by the acquisition of computer software.
•23•

•       Property, plant and equipment decreased by Ch$ 280,652 million, mainly due to (i) the impairment of the coal generation unit Bocamina II amounting to Ch$ 695,826 million booked in 2020 within the context of the decarbonization plan carried out by the Group; and (ii) other various reductions amounting to Ch$ 23,037 million. These effects were partially offset by: (i) an increase in projects under construction for Ch$ 362,703 million, mainly in the generation business segment; and (ii) a Ch$ 75,508 million increase in exchange differences.

•       Deferred tax assets increased Ch$ 114,663 million mainly due to an increase in assets as a consequence of: (i) the Ch$ 49,591 million increase in dismantling provisions; (ii) greater depreciation due to changes in the useful life of fixed assets for Ch$ 34,985 million; (iii) Enel Chile tax losses for Ch$ 24,785 million, significantly explained by the greater negative impact of exchange rate differences on debt denominated in US dollars; and (iv) employee benefit provisions for Ch$ 5,013 million.

LIABILITIES AND EQUITY (Figures in million Ch$)	Sep-20	Dec-19	Change	% Change

Current Liabilities	946,434	1,041,300	(94,866)	(9.1%)
Non Current Liabilities	3,672,510	3,069,405	603,106	19.7%
Total Equity	3,306,273	3,747,283	(441,011)	(11.8%)
Attributable to the Shareholders of parent company	3,067,767	3,484,698	(416,931)	(12.0%)
Attributable to Non-controlling interest	238,506	262,585	(24,079)	(9.2%)

Total Liabilities and Equity	7,925,217	7,857,988	67,229	0.9%

Total Liabilities of the Company as of September 30, 2020, including Equity, increased Ch$ 67,229 million when compared to total liabilities as of December 31, 2019, mainly due to the following:

Current liabilities decreased Ch$ 94,866 million. The variations in the main categories are presented below:

•	Trade accounts payable and other current accounts payable decreased Ch$ 121,574 million, mainly due to (i) lower accounts payable for the purchase of energy for Ch$ 64,475 million; (ii) lower dividends payable for Ch$ 35,883 million; (iii) lower accounts payable for the purchase of fixed assets for Ch$ 19,096 million.

•	Current tax liabilities increased Ch$ 28,946 million, explained by an increase in income tax payable, mainly in the Generation Business Segment.
•24•

Non-Current Liabilities increased Ch$ 603,106 million as of September 30, 2020 when compared to December 2019, which is explained by the following:

•	Other non-current other trade accounts payable increased Ch$ 49,782 million, mainly due to a Ch$ 49,636 million increase in the balance of accounts payable of energy purchases in the Distribution Business Segment.

•	Non-current related party trade accounts payable increased Ch$ 506,863 million, mainly explained by a Ch$ 509,361 million increase in the balance of Enel Chile accounts payable to EFI related to the new loans obtained in January and March 2020 (US$200 million and US$ 400 million respectively) that amount to a total Ch$ 484,520 million, in addition to the impact of the exchange rate on the Group’s total debt with EFI (US$ 1,644 million) that amounted to Ch$ 29,528 million.

•	Other non-current provisions increased Ch$ 45,412 million, mainly due to: (i) the Ch$ 41,680 million increase in dismantling provisions due to the programmed retirement of Bocamina II coal-fired power plant; and (ii) the Ch$ 3,733 million increase in legal claim provisions.

Total Equity amounted to Ch$ 3,306,273 million as of September 30, 2020.

Equity attributable to shareholders of Enel Chile amounted to Ch$ 3,067,767 million, and comprises the following: Issued capital for Ch$ 3,882,103 million, Retained earnings for Ch$ 1,573,306 million, and Other reserves for Ch$ 2,387,642 million.

Retained earnings decreased Ch$ 434,798 million in 2020 mainly due to the period’s Ch$ 226,054 million negative net income and dividend payments for Ch$ 203,729 million.

Other reserves increased Ch$ 17,867 million, mainly explained by greater conversion reserves for Ch$ 40,460 million and other various reserves for Ch$ 1,715 million, partially compensated by lower cash flow hedge reserves for Ch$ 24,307 million.

Equity attributable to non-controlling shareholdings amounted to Ch$ 238,506 million, which represents a Ch$ 24,080 million reduction when compared to the balance at December 31, 2019 due to the Ch$ 13,651 million loss of the period and Ch$ 16,099 in dividend payments partially offset by higher other comprehensive income for Ch$ 5,548 million.

•25•

The performance of main financial ratios is the following:

RATIO		UNIT	Sep-20	Dec-19	Sep-19	Change	% Change

Liquidity	Liquidity (1)	Times	1.15	0.98	-	0.17	16.8%
	Acid-test (2)	Times	1.12	0.94	-	0.18	18.7%
	Working capital	MMCh$	137,236	(23,087)	-	160,323	N/A
Leverage	Leverage (3)	Times	1.40	1.10	-	0.30	27.0%
	Short-term debt (4)%		20.5%	25.3%	-	(4.8%)	(19.0%)
	Long-term debt (5)%		79.5%	74.7%	-	4.8%	6.4%
	Financial expenses coverage (6)	Times	5.19	-	6.77	(1.58)	(23.3%)
Profitability	Op. income / Op. Revenues	%	(13.3%)	-	16.9%	(30.2%)	(178.7%)
	ROE (7)%		(4.1%)	-	10.4%	(14.5%)	(139.9%)
	ROA (8)%		(1.8%)	-	5.2%	(7.0%)	(135.4%)

(1) Current Assets / Current Liabilities
(2) Current Assets net of Inventories and prepayments
(3) Total Liabilities / Total Equity
(4) Current Liabilities / Total Liabilities
(5) Non Current Liabilities / Total Liabilities
(6) EBITDA/ Net Financial Costs
(7) Net income of the period attributable to the owners of the parent company for LTM / Average of equity attributable to the owners of the parent company at the beginning and at the end of the period
(8) Total Net Income of the period for LTM / Average of total assets at the beginning and at the end of the period

•       The current ratio as of September 30, 2020, reached 1.15 times, which represents a 16.8% increase when compared to December 2019. This increase is mainly due to the reduction of trade accounts payable and other current accounts payable.

•       Acid test or quick ratio, as of September 30, 2020, was 1.12 times, which represents an 18.7% increase when compared to December 31, 2019, which is also due to the reduction of trade accounts payable and other current accounts payable.

•       Working capital, as of September 30, 2020, amounted to Ch$ 137,236 million, which represents a Ch$ 160,323 million positive variation when compared to December 31, 2019, due to the reduction of trade accounts payable and other current accounts payable.

•       The debt ratio was 1.4 times, which means that the level of commitment of Enel Chile equity was 1.4 times for the nine-month period ended September 30, 2020 compared to 1.1 times as of December 31, 2019. This weaker result is mainly explained by the increase in accounts payable to related parties, mainly related to the new loans granted by EFI to Enel Chile (US$ 600 million).

•26•

•       The financial expense coverage ratio for the period ended September 30, 2020, was 5.19 times, which represents the ability to cover all financial expenses with the EBITDA margin. The 23.3% reduction in this index when compared to the same period of last year is mainly due to the extraordinary income booked by Enel Generación Chile in 2019 due to the early termination of the 3 energy supply contacts with Anglo American Sur. When excluding the effect of this extraordinary income booked in 2019, the financial expense coverage ratio would have decreased 9.7% as of September 30, 2020 (5.75 times as of September 30, 2019).

•       The profitability index, calculated by dividing operating income by operating revenues, was negative 13.3% as of September 30, 2020 compared to 16.9% for the same period of the last year. This negative change is, to a great extent, due to the impairment loss related to Bocamina II power plant booked this period. When excluding the effect of the impairment loss related to Bocamina II power plant booked in 2020, and the impairment losses of power plants Tarapacá and Bocamina I and the extraordinary income all booked in 2019, the profitability index would have decreased 26.8% (23.3% as of September 30, 2020 versus 31.8% as of September 30, 2019).

•       Return on equity of the owners of the controlling shareholder was negative 4.1% for the period ended September 30, 2020, which represents a 139.9% reduction when compared to the same period of last year. When excluding the extraordinary effects caused by the impairment loss related to Bocamina II power plant booked in 2020, and the impairment losses of power plants Tarapacá and Bocamina I and the extraordinary income booked in 2019, return on equity would have decreased 19.4% (10.7% as of September 30, 2020 versus 13.3% as of September 30, 2019).

•	Return on assets was negative 1.8% for the period ended September 30, 2020, which represents a 135.4% reduction when compared to the same period of last year. When excluding the effect of the impairment loss related to Bocamina II power plant booked in 2020, and the impairment losses of power plants Tarapacá and Bocamina I and the extraordinary income booked in 2019, return on assets would of have decreased 32.7% (4.5% as of September 30, 2020 versus 6.7% as of September 30, 2019).

•27•

3.	MAIN CASH FLOWS

The net cash flow of Enel Chile Group reached Ch$ 161,887 million as of September 30, 2020, which represents a Ch$ 227,948 million increase when compared to the same period of the last year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities, compared to September 2019, are presented below:

NET CASH FLOW (Figures in million Ch$)	Sep-20	Sep-19	Change	% Change

From Operating Activities	515,905	514,591	1,314	0.3%
From Investing Activities	(419,629)	(248,005)	(171,624)	69.2%
From Financing Activities	65,611	(332,648)	398,258	(119.7%)

Total Net Cash Flow	161,887	(66,061)	227,948	N/A

Net cash flow from operating activities amounted to a Ch$ 515,905 million for the nine-month period ended September 30, 2020, which represents a slight 0.3% increase when compared to September 2019. This cash flow comprises the following main cash inflow: (i) collection of sales of goods and services amounting to Ch$ 2,193,112 million; and (ii) net collections for making or acquiring assets for lease and later sale for Ch$ 47,818 million. The aforementioned were partially offset by the following cash outflows: (i) supplier payments for Ch$ 1,493,234 million; (ii) payments to employees for Ch$ 102,958 million; (iii) insurance premium payments for Ch$ 23,111 million; and (iv) other operational cash disbursements for Ch$ 105,723 million.

Net cash flow used in investing activities amounted to Ch$ 419,629 million for the nine-month period ended September 30, 2020. This cash flow comprises the following cash outflows: (i) Ch$ 398,648 million to purchase property, plant and equipment; (ii) Ch$ 18,436 million to purchase intangible assets; and (iii) the purchase of the non controlling shareholding of the associate company Enel AMPCl Ebus Chile SpA.

The Ch$ 171,624 million additional investment cash outflow, when compared to September, 2019, is primarily explained by the purchase of property, plant and equipment for Ch$ 168,832 million mainly by EGP Chile Group related to the development of their renewable project portfolio.

Net cash flow from financing activities amounted to Ch$ 65,611 million for the nine-month period ended September 30, 2020. This cash flow mainly comprises loans from related companies for Ch$ 484,520 million explained by the new loans granted by Enel Finance International. The above is partially offset by cash outflows for: (i) dividend payments amounting to Ch$ 310,307 million; (ii) interest payments for Ch$ 83,468 million; (iii) amortization of bonds for Ch$ 16,030 million; and (iv) leasing liability payments for Ch$ 4,727 million.

•28•

The Ch$ 398,258 million positive variation in the financial cash flow when compared to September 2019 is mainly explained by the higher loans granted by EFI to Enel Chile for Ch$ 200,683 million and the Ch$ 282,320 million amortization of bank loans paid during the first semester of 2019, partially offset by greater cash outflows to pay dividend for Ch$ 76,138 million.

The following table presents the cash disbursements related to additional Property, Plant and Equipment and its Depreciation for the nine-month period ended September 30, 2020 and 2019.

	INFORMATION FOR ASSETS AND EQUIPMENTS (Figures in million Ch$)
	Payments for Additions of Fixed Assets		Depreciation
ENEL CHILE	Sep-20	Sep-19	Sep-20	Sep-19

Generation business in Chile	322,832	180,626	142,368	145,569
Distribution business in Chile	74,306	52,585	32,307	27,105
Other entities (business different to generation and distribution)	1,510	1,268	1,041	1,206

Total Consolidated ENEL CHILE Group	398,648	234,479	175,717	173,880

The most relevant cash outflows originate in the Generation Business and correspond to new renewable energy generation projects that the Group began construction in 2020 and amount to Ch$ 322,832 million as of September 30, 2020. In the Distribution Business, cash disbursements amounted to Ch$ 74,306 million and are mainly investments in network operational optimization to increase the level of efficiency and service quality.

•29•

II. MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their activities, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

▪	Public authorities will approve such environmental impact studies;
▪	Public opposition will not lead to delays or modifications to any proposed project;
▪	Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation business, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its commercial policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

•30•

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

Risk Management Policy

The companies of Enel Group in Chile are exposed to determinate risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

•	Comply with good corporate governance standards.

•	Strictly comply with all of the Group’s regulatory systems.

•	Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

  For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

  All corporate areas and business operations are carried out within the limits approved in each case.

  Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Chile.

•31•

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, is the following:

INTEREST RATE (%)	September 30, 2020	December 31, 2019

Fixed Interest Rate	98%	98%

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Risk control through specific processes and indicators allows limiting possible adverse financial impacts and, at the same time, optimizes the debt structure with an adequate degree of flexibility. In this sense, the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

  Debt contracted by the Group’s companies denominated in currencies than those in which their cash flows are indexed.

  Payments in currencies other than those in which their cash flows are indexed, for example, payments for material purchases associated to projects and payment of corporate insurance policy premiums.

  Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile aims at maintaining a balance between US$-indexed flows or local currencies flows if they exists, and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

•32•

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

During the third quarter of 2020, exchange rate risk management continued in the context of complying with the aforementioned risk management policy, without difficulty in accessing the derivatives market. It should be noted that the volatility that characterized the financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

Commodity Risk

The Enel Chile Group is exposed to the risk of price variations of certain commodities, primarily the following:

  Fuel purchases for the process of electricity generation.

  Purchase and sale of energy carried out in the local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of September 30, 2020, the Company held swaps for 72 kTon of Coal API2 to be settled in 2020, 313 kBbl of Brent Dated to be settled in 2020 and 1,522 kBbl of Brent oil to be settled in 2021, 3.5 TBtu of Henry Hub to be settled in 2020 and 15.6 TBtu of Henry Hub to be settled in 2021.

As of December 31, 2019, the Company held swaps for 1,412 kTon of Coal API2 to be settled in 2020, for 1,059 kBbl of Brent oil to be settled in 2020 and 4.79 TBtu of Henry Hub gas to be settled in 2020.

•33•

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

The Group was able to minimize the effects of volatility in commodity prices on the results of the third quarter of 2020 due to the mitigation strategies implemented.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 20 and 23, of the Financial Statements of Enel Chile as of September 30, 2020.

As of September 30, 2020, the liquidity of Enel Chile Group was Ch$ 401,919 million in cash and cash equivalents and Ch$ 152,223 million in long-term committed credit lines. As of December 31, 2019, the liquidity of Enel Chile Group was Ch$ 235,685 million in cash and cash equivalents and Ch$ 146,269 million in long-term committed credit lines.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks as described below:

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregulated clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

•34•

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

It should be noted that the downward macroeconomic scenarios due to the COVID-19 effect did not have significant impacts on the credit quality of the counterparties. In fact, the results of specific internal analyzes did not reveal significant statistical correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency.

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-	Financial Debt
-	Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within a quarter and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-	The US$ Libor rate of interest.
-	The exchange rates of the different currencies involved in the calculation.

•35•

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to Ch$ 446,156 million.

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of our financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, they could result in a cross-default and eventually certain liabilities of Enel Generación Chile or Enel Chile could become enforceable, as appropriate.

Non-payment – after any applicable grace period – of Enel Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 100 million, and whose amount past due also exceeds the equivalent of US$ 100 million, could lead to the advance payment of the bank credit under New York State law, which was drawn in March 2018. Furthermore, this credit line contains provisions under which certain events other than non-payment, at Enel Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 300 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Chile or any of its subsidiaries, with a principal amount that exceeds US$ 150 million, or its equivalent in other currencies, could lead to the mandatory advance payment of its Yankee bonds. The acceleration of the debt due to cross default does not occur automatically, but must be demanded by the holders of at least 25% of the bonds of a certain Yankee Bonds series.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Chile or its subsidiaries’ debt, performed by credit-rating agencies, would result in the need to make prepayments of debt.

•36•

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards, whose criteria are included in Notes No. 2 and 3 of the Financial Statements of Enel Chile as of September, 2020.

•37•

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: October 29, 2020